February 1, 2007

Mail stop 3561

Mr. Ronald G. Eidell
Senior Vice President and Chief Financial Officer
Bally Total Fitness Holding Corporation
8700 West Bryn Mawr Avenue
Chicago, IL 60631

      Re: Bally Total Fitness Holding Corporation
              Form 10-K for the year ended December 31, 2005
              File No. 001-13997

Dear Mr. Eidell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Accounting Branch Chief